Filed by Plum Acquisition Corp. I

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Plum Acquisition Corp. I

Commission File No. 001-40218

ROBERT LINKEDIN POST—DAY OF ANNOUNCEMENT

Big news: I’m excited to announce that Sakuu intends to merge with Plum Acquisition Corp. I ; Nasdaq ticker symbol $PLMI. In connection with the closing anticipated in Q3’2023, the combined company will be renamed Sakuu Holdings, Inc. and expects to trade on a U.S. national exchange under the ticker symbol “SAKU.” We believe that the completion of the transaction and Sakuu’s future status as a public company will accelerate our growth plans to introduce our transformative Kavian™ platform solution that we expect to enable commercial-scale 3D printing of solid-state batteries, and an array of other battery chemistries and complex active devices. In addition, we expect to license our novel lithium-metal and solid-state battery chemistries to broad industries electrifying worldwide.

Tremendous thanks to the Sakuu team, our investors, and all that have supported our growth from our founding in 2016. We look forward to delivering on our mission to help decarbonize the world by first introducing sustainably printed lithium-metal and solid-state batteries at-scale.

Learn more about our announcement here.

See important information here: https://investors.sakuu.com/node/6631

[REPOST OF SAKUU’s POST]

SAKUU POST—DAY OF ANNOUNCEMENT

We’re excited to announce that Sakuu Corporation intends to merge with Plum Acquisition Corp. I ; Nasdaq ticker symbol $PLMI. In connection with the closing anticipated in Q3’2023, the combined company will be renamed Sakuu Holdings Inc. and expects to trade on a U.S. national exchange under the ticker symbol “SAKU.” We believe that the completion of the transaction and our future status as a public company will accelerate our growth plans to introduce our transformative Kavian™ platform solution that we expect to enable commercial-scale 3D printing of solid-state batteries, and an array of other battery chemistries and complex active devices. In addition, we expect to license our novel lithium-metal and solid-state battery chemistries to broad industries electrifying worldwide.

Tremendous thanks to the Sakuu team, our investors, and all that have supported our growth from our founding in 2016. We look forward to delivering on our mission to help decarbonize the world by first introducing sustainably printed lithium-metal and solid-state batteries at-scale.

Learn more about our announcement here.

See important information here: https://investors.sakuu.com/node/6631

EMPLOYEE LINKEDIN POST-DAY OF ANNOUNCEMENT

Big news from Sakuu today! Sakuu intends to merge with Plum Acquisition Corp. I ; Nasdaq ticker symbol $PLMI. In connection with the closing anticipated in Q3’2023, the combined company will be renamed Sakuu Holdings Inc. and expects to trade on a U.S. national exchange under the ticker symbol “SAKU.” We believe that the completion of the transaction and our future status as a public company will accelerate our growth plans to introduce our transformative Kavian™ platform solution that we expect to enable commercial-scale 3D printing of solid-state batteries, and an array of other battery chemistries and complex active devices. In addition, we expect to license our novel lithium-metal and solid-state battery chemistries to broad industries electrifying worldwide. We look forward to delivering on our mission to help decarbonize the world by first introducing sustainably printed lithium-metal and solid-state batteries at-scale.

Learn more about our announcement here.

See important information here: https://investors.sakuu.com/node/6631

[REPOST OF SAKUU’S POST]

Disclaimer Link: https://investors.sakuu.com/node/6631

Full Text of Disclaimers

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, Plum intends to file a Registration Statement with the SEC, which will include a document that serves as a prospectus and proxy statement of Plum, referred to as a proxy statement/prospectus, and certain related documents, to be used at the meeting of Plum’s stockholders to approve the proposed business combination and related matters. The Registration Statement will be sent to the stockholders of Plum. Plum and Sakuu also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Plum are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Plum and Sakuu through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Plum and Sakuu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Plum’s stockholders in connection with the proposed transaction. Information about Plum’s directors and executive officers and their ownership of Plum’s securities is set forth in Plum’s filings with the SEC. To the extent that holdings of Plum’s securities have changed since the amounts printed in Plum’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sakuu and Plum. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sakuu and Plum assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sakuu nor Plum gives any assurance that either Sakuu or Plum will achieve its expectations.